February 17, 2006



Mail Stop 4561

T. Curtis Holmes, Jr.
Chief Executive Officer
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, Texas 75024

Re:	MetaSolv, Inc.
	Form 10-K for the Year Ended December 31, 2004
      Filed March 31, 2005
      Form 8-K Filed October 27, 2005
	File No. 0-28129

Dear Mr. Holmes:

      	We have reviewed your response to our letter dated
December
28, 2005 in connection with our review of the filings referenced above and have the following additional comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements
Note 1. Organization and Summary of Significant Accounting
Policies

b) Revenue Recognition, page 47

1. We have considered you response to prior comment number 8 from our letter dated December 28, 2005 and, based on additional information provided in supplemental telephone conversations, understand that this response may not include a fully accurate description of the ways in which renewal PCS is sold, the processes used to establish PCS renewal rates, and the manner in which you establish VSOE for PCS. Accordingly, please review and clarify that response to the extent you consider appropriate.

2. For arrangements involving multiple elements, revise your disclosure to describe, in reasonable detail, how you establish
VSOE
for individual elements.

Form 8-K, filed October 27, 2005

3. We have considered the example disclosure provided in your response to prior comment number 17 from our letter dated December 28, 2005 and do not believe it adequately addresses the matters raised in that comment. In this regard, the disclosure appears to be generic in nature and does not appear to provide specific, substantive disclosure with respect to either the measures presented or the adjustments made in arriving at those measures. As examples, we note the following:

* You do not appear to provide any discussion regarding the economic substance behind your decision to use the measures;

* While you indicate that there are material limitations to the measures, you do not explain what those limitations are;

* You do not explain the ways in which you compensate for the limitations when using the measures;

* You do not provide meaningful information regarding why you believe the non-GAAP measures are useful to investors;

* You do not explain why it is meaningful and useful to exclude certain recurring costs while including revenue produced as a result of those costs;

* You do not explain why it is useful to remove cash costs from a performance, as opposed to liquidity, measure; and,

* You do not indicate that you believe the financial impact of the adjusted items will disappear or become immaterial within a near-term finite period.

As indicated in our prior comment number 17 and the FAQ Regarding the
Use of Non-GAAP Measures, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the measure is used to evaluate performance.


* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
??

??

??

??

T. Curtis Holmes, Jr.
MetaSolv, Inc.
February 17, 2006
Page 2